

June 11, 2013

Via E-mail
Mr. Jonathan A. Graf
Executive Vice President, Chief Financial Officer
American Campus Communities, Inc.
12700 Hill Country Boulevard
Suite T-200
Austin, TX 78738

> **Re:**   **American Campus Communities, Inc.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-32265**

Dear Mr. Graf:

We have read your supplemental response letter dated May 28, 2013, and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

ATM Equity Programs, page 40

1. With regard to the disclosure of the shares remaining under your at-the-market equity programs, we note your response to comment 2 of our comment letter dated May 14, 2012 and your reference to the disclosure in Footnote 12 in the Notes to Consolidated Financial Statements. On page F-33, we note that your discussion references to the 2011 ATM Equity Program and 2010 ATM Equity Program. However, it appears that your disclosure of the amount of shares remaining under the programs refers only the 2011 ATM Equity Program. In future Exchange Act periodic reports, please disclose the amount of shares remaining under each of the at-the-market programs included in your discussion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or Tom Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief